THE BANK OF NEW YORK MELLON

101 Barclay Street

New York, New York 10286

September 24, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Registration Statement on Form F-6

filed on behalf of MOL Global, Inc.

Request for Acceleration

Ladies and Gentlemen:

The Bank of New York Mellon, as Depositary for securities against which American Depositary Receipts are to be issued, hereby requests the acceleration of the effectiveness date of the above registration statement by the Securities and Exchange Commission, pursuant to Section 8(a) of the Securities Act of 1933 to be effective simultaneously with the associated registration statement on Form F-1 filed by MOL Global, Inc. or as soon thereafter as practicable.

Very truly yours,

/s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Cc: Paul Brown

Emmet, Marvin & Martin, LLP

pbrown@emmetmarvin.com